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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 11
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

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                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 11 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the Schedule 14D-1) relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any other amendments or supplements thereto, constitute the "Offer").

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On April 14, 1997, the Company filed a Motion to Amend its Answer in the Defensive Tactics Litigation to add a counterclaim (the "Proposed Counterclaim") alleging that, among other things, the Proposal to be made by the Parent at the Annual Meeting to require the existing Board to eliminate the "dead-hand pill" restrictions in the Rights Agreement would be in violation of Georgia law and requesting that the Parent be enjoined from soliciting proxies in support of such Proposal. The Company also filed a Motion for Summary Judgment on the Proposed Counterclaim on the same day. Copies of the Proposed Counterclaim and the memorandum of law in support of the Company's Motion for Summary Judgment on the Proposed Counterclaim are set forth in Exhibits 11(g)(6) and 11(g)(7), respectively.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(g)(6)        Proposed Counterclaim filed by the Company on April 14, 1997.

(g)(7)        Memorandum of Law in Support of the Motion for Summary Judgement on the
              Proposed Counterclaim filed by the Company on April 14, 1997.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: April 16, 1997

                                 EXHIBIT INDEX

  EXHIBIT                                                                                                       PAGE
    NO.                                               DESCRIPTION                                                NO.
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(g)(6)       Proposed Counterclaim filed by the Company on April 14, 1997.

(g)(7)       Memorandum of Law in Support of the Motion for Summary Judgement on the Proposed Counterclaim
             filed by the Company on April 14, 1997.